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JOINT NEWS RELEASE

Crosshair & Target Agree to Combine to Create a Solid North
American Uranium Asset Base

Dated: January 7, 2009

Crosshair Exploration & Mining Corp. (NYSE Alternext US: CXZ) (TSX: CXX) (“Crosshair”) and Target Exploration & Mining Corp. (TSX.V:TEM) (“Target”) have entered into a Letter Agreement to combine their businesses to create a well-funded, low-cost, growth-oriented, uranium exploration and development company with a defined timeline to production in one of the most mining friendly jurisdictions in North America.

The two companies have agreed to combine on the basis of 1.2 common shares of Crosshair being issued for each outstanding share of Target. Crosshair will issue approximately 14.6 million common shares. The Boards of Directors of Target and Crosshair have approved the terms of the transaction which remains subject to regulatory approval for both companies, approval of 66 2/3% of the shares of Target voted at a shareholders’ meeting, court approval and other conditions customary for a transaction of this nature.

“Although our CMB Uranium Project in Labrador is not directly affected by the Nunatsiavut Government’s decision to place a moratorium on uranium mining until March 2011, the moratorium has affected market sentiment towards the region and this cannot be ignored,” says Mark Morabito, President and CEO of Crosshair. “We are therefore very excited to be acquiring a uranium asset with near-term production potential in a uranium producing region.”

“Raising cash in these markets is very difficult and would be extremely dilutive,” says Stewart Wallis, President of Target. “Crosshair has the cash to advance our asset in Wyoming towards production in addition to an advanced exploration project in the CMB of Labrador that will realize its true value in the fullness of time. We view this as a win-win opportunity for the shareholders of both organizations to participate in the two exciting projects.”

Target and Crosshair believe this combination will improve shareholder value and realize significant benefits including:

  The addition of the Target Bootheel Project compliments and diversifies Crosshair’s uranium asset base beyond the Central Mineral Belt of Labrador.
  Completion of a National Instrument 43-101 resource estimate and completion of the 75% earn-in on the Bootheel Project in calendar year 2009.
  The reduction and elimination of duplicate costs through operational and administrative synergies.
  Combined management team with complementary experience and a proven track record supported by a seasoned and experienced board of directors.
  Enhanced market exposure for Target’s shareholders through access to Crosshair’s TSX and NYSE Alternext US listings.

Target’s Bootheel Project Highlights:

  Hosts 11 million pounds U3O8 historical resource. (1)
  Located in Wyoming, a uranium producing region.
  The uranium has the potential to be mined using in-situ recovery (ISR) mining methods, which are more environmentally friendly and less capital intensive than conventional mining methods and require much less uranium (approximately 5 million pounds is the mining threshold for ISR in Wyoming) to go into production. (2)
  An approximate 4-5 year timeline to production. (2)
(1)

These historical resources for Target were reported by Nuclear Assurance Corporation in 1982 and are historical in nature. The categories of mineralization used are not those prescribed by the Canadian Institute of Mining, Metallurgy and Petroleum and stipulated in NI 43-101 but would correspond to indicated and inferred resources under those guidelines. As was industry standard for reporting in the 1980s, tonnages are not provided in the original data. Average grades range from 0.037% eU3O8 to 0.078% eU3O8. The data are reported using a minimum grade of 0.02% eU3O8 and a grade times thickness (GT) of 0.12. For further details, please refer to Target News Release dated February 5, 2008 and the Technical Report filed on SEDAR on July 27, 2007. Investors are cautioned that Target has not completed sufficient exploration to verify the data and the historical estimates should not be relied upon. A 50,000 m drill program was completed in 2008 and a NI 43-101 resource estimation is slated for completion during the first quarter of 2009.

(2)	A feasibility study has not been completed and there is no certainty the proposed operations will be economically viable.

Highlights of the transaction include:

  Crosshair to issue approximately 14.6 million shares in exchange for 100% of the outstanding Target shares representing 15.4% of Crosshair’s shares outstanding.
  Target warrants and options will be exercisable into Crosshair shares at the 1.2 exchange ratio.
  Crosshair to provide bridge financing to Target in the form of a secured promissory note for permitted uses with interest accruing at 7% and maturity one year following date monies first advanced.
  The transaction must be approved by not less than 66 2/3% of the shares of Target voted at a shareholder’s meeting being in favour of the transaction.
  Holders of no more than 5% of Target’s outstanding shares will have exercised dissent rights.
  Completion of the transaction is expected prior to March 29, 2009.

It is anticipated that the transaction will be carried out by way of statutory plan of arrangement of Target whereby Crosshair would acquire all of the issued shares of Target and Target would become a wholly-owned subsidiary of Crosshair (the “Arrangement”). Full details of the offer will be included in the formal Arrangement Agreement and Management Information Circular to be filed with the regulatory authorities and mailed to Target shareholders in accordance with applicable securities laws and is subject to certain customary conditions, including receipt of all necessary court and shareholder approvals. It is anticipated that a special meeting of shareholders of Target (the "Meeting") will be held at a time yet to be determined to approve the proposed transaction.

On completion of the transaction, Mark J. Morabito will become Chief Executive Officer of the combined company and Stewart Wallis will become President of the combined company. Currently, of the eight member Board of Directors of Crosshair and the six member Board of Directors of Target, Mark J. Morabito and Jay Sujir, sit on the Boards of both companies.

Crosshair has engaged Anfield Sujir Kennedy and Durno as its legal advisor in respect of this transaction. Target has engaged Bolder Investment Partners to provide a fairness opinion in respect of the proposed transaction and Blake, Cassels & Graydon LLP as its legal advisor in respect of this transaction.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador - Canada's most promising emerging uranium district. The CMB Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization. All of Crosshair’s currently defined resources (C Zone, Area 1, Armstrong and Two Time Zone) fall outside of Labrador Inuit Lands. These assets are therefore not directly impacted by the Nunatsiavut Government’s decision in March 2008 to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

About Target

Target is a growing uranium resource company with projects located in the US. Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential; Bootheel is designed for near term production. The Project is ventured with Ur-Energy Inc., who bring with them additional management expertise to put Bootheel into production. The Target team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

Stewart Wallis P. Geo., President of Target and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this news release.

For more information on Target and its properties, please visit the website at www.target-mining.com.

ON BEHALF OF THE CROSSHAIR BOARD

"Mark J. Morabito"
President & Chief Executive Officer

ON BEHALF OF THE TARGET BOARD

"Stewart Wallis"
President

T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com	www.crosshairexploration.com
investor@target-mining.com	www.target-mining.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.